Exhibit 99.1

K Wave Media Ltd. Changes Corporate Name to Nexus Advanced Technologies Inc.
and Nasdaq Ticker Symbol to “NXAT”

Corporate rebranding reflects the Company’s strategic transformation toward AI infrastructure and advanced technologies

NEW YORK and SEOUL, South Korea – September 8, 2026 – K Wave Media Ltd. (Nasdaq: KWM) (the “Company”) today announced that it has changed its corporate name to Nexus Advanced Technologies Inc., reflecting the Company’s strategic transformation and expanded focus on artificial intelligence infrastructure and advanced technology opportunities.

In connection with the name change, the Company’s ordinary shares will begin trading on The Nasdaq Stock Market under the new ticker symbol “NXAT” and its Warrant symbol is changing from “KWMWW” to “NXATWW”, effective at market open on September 9, 2026. The Company’s previous ticker symbol was “KWM and KWMWW,” respectively.

The name and ticker symbol changes do not affect the rights of the Company’s shareholders. Existing shareholders are not required to take any action in connection with these changes.

The rebranding follows the Company’s previously announced strategic transformation toward AI infrastructure and related technologies, including potential investments and strategic opportunities involving data centers, AI compute resources, GPU infrastructure and other technologies supporting the rapidly expanding global AI ecosystem.

“Nexus Advanced Technologies represents the next stage in the evolution of our company,” said Myungjong Kim, Co-Chief Executive Officer of Nexus Advanced Technologies, Inc. “Our new identity better reflects where we are going and the opportunities we intend to pursue. We are building Nexus with the objective of connecting capital, infrastructure and advanced technologies to participate in the continued expansion of the global AI economy.”

The Company previously announced its strategy to pursue AI infrastructure opportunities and has been developing strategic relationships intended to provide access to potential data center, compute and other AI infrastructure investments.

“The transition from K Wave Media to Nexus Advanced Technologies is more than a change of name,” Mr. Kim continued. “It represents our transition from our legacy media-focused business toward a technology and AI infrastructure platform. We believe the NXAT identity provides us with a broader platform from which to pursue acquisitions, investments and strategic partnerships across the AI technology ecosystem.”

The corporate name change was authorized by the Company’s shareholders at the Company’s 2026 Annual General Meeting.

About Nexus Advanced Technologies Inc.

Nexus Advanced Technologies Inc. (Nasdaq: NXAT) is a publicly traded company pursuing strategic investments, acquisitions and partnerships across AI infrastructure and advanced technologies. The Company’s strategy includes opportunities involving data centers, AI compute and GPU infrastructure, and other technologies supporting the development and deployment of artificial intelligence.

Nexus seeks to combine access to capital, strategic partnerships and technology opportunities to build a diversified platform positioned to participate in the continued growth of global AI infrastructure.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important risks that could cause actual results to differ materially from those in any forward-looking statements include changes in domestic and foreign business, market, financial, political, and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans, and forecasts of future events and views as of the date hereof.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, including those under the heading “Risk Factors” therein the Company anticipates that subsequent events and developments may cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law.

The forward-looking statements contained herein should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact

Investor Relations: info@kwavemedia.com
Public Relations: info@redroosterpr.com

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